UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Ellomay Capital Ltd.
(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share
(Title of Class of Securities)

M39927 104
(CUSIP number)

Kanir Joint Investments (2005) Limited Partnership
c/o Adam M. Klein
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Tel: +972-3-608-9839

(Name, address and telephone number of person
authorized to receive notices and communications)

October 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. M39927 104
1.	Names of Reporting Persons Kanir Joint Investments (2005) Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 71,449,675*
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 49,849,858*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,930,980*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%*
14.	TYPE OF REPORTING PERSON PN
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1.	Names of Reporting Persons Kanir Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 71,449,675*
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 49,849,858 *
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,930,980*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%*
14.	TYPE OF REPORTING PERSON CO, HC
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1.	Names of Reporting Persons Menahem Raphael
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 71,449,675*
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 49,849,858*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,930,980*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%*
14.	TYPE OF REPORTING PERSON IN, HC
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1.	Names of Reporting Persons Ran Fridrich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 71,449,675*
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 49,849,858*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,930,980*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%*
14.	TYPE OF REPORTING PERSON IN, HC
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1.	Names of Reporting Persons S. Nechama Investments (2008) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 71,449,675*
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 49,849,858*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,518,695*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%*
14.	TYPE OF REPORTING PERSON CO
______________________
*Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1.	Names of Reporting Persons Shlomo Nechama
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,649,727
	8.	SHARED VOTING POWER 71,449,675*
	9.	SOLE DISPOSITIVE POWER 4,649,727
	10.	SHARED DISPOSITIVE POWER 49,849,858*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,168,422*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%*
14.	TYPE OF REPORTING PERSON IN, HC

______________________
*Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1.	Names of Reporting Persons Bonstar Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 846,906
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 846,906
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,906
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A
CUSIP No. M39927 104
1.	Names of Reporting Persons Joseph Mor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,596,906
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,596,906
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,906
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14.	TYPE OF REPORTING PERSON IN, HC

SCHEDULE 13D/A

CUSIP No. M39927 104
1.	Names of Reporting Persons Ishay Mor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,596,906
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,596,906
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,906
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by Kanir LP and Kanir Ltd. on November 14, 2005, as amended on February 21, 2008, on March 11, 2008, on March 31, 2008, on May 6, 2008, on January 26, 2009, and on May 18, 2009.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

The exercise by Nechama Investments of warrants to purchase 12,857,144 Ordinary Shares was financed by Nechama Investments out of its working capital in the amount of $5,142,858. The exercise by Kanir LP of warrants to purchase 12,857,142 Ordinary Shares was financed by Kanir LP out of its working capital in the amount of $5,142,856.

Item 4.  Purposes of Transaction

Item 4 is hereby amended by adding the following:

The purchases described in this Amendment were made for investment purposes.

Item 5.  Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b)                            See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

The ownership percentages set forth in this Amendment are based on 99,500,714 Ordinary Shares outstanding as of November 8, 2010, based on information provided by the Issuer.  Such number includes (i) 12,857,144 Ordinary Shares issued to Nechama Investments on October 20, 2010, as a result of the exercise of warrants by Nechama Investments, and (ii) 12,857,142 Ordinary Shares issued to Kanir LP on October 25, 2010, as a result of the exercise of warrants by Kanir LP.

Kanir LP currently holds 35,930,980 Ordinary Shares, which constitutes approximately 36.1% of the outstanding Ordinary Shares.  A warrant to purchase 1,500,000 Ordinary Shares, which was held by Kanir LP, expired on April 17, 2010.  Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the Ordinary Shares directly beneficially owned by Kanir LP.  As a result, Kanir Ltd. may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP.  Messrs. Raphael and Fridrich are the sole directors of Kanir Ltd.  As a result, they may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP.  Messrs. Raphael and Fridrich disclaim beneficial ownership of such Ordinary Shares.

Nechama Investments currently holds 35,518,695 Ordinary Shares, which constitutes approximately 35.7% of the outstanding Ordinary Shares, and Mr. Nechama currently holds 412,961 Ordinary Shares and warrants to purchase 4,236,766 Ordinary Shares, which constitute approximately 4.5% of the outstanding Ordinary Shares (assuming the exercise of all warrants held by Mr. Nechama).  A warrant to purchase 1,500,000 Ordinary Shares, which was held by Mr. Nechama, expired on April 17, 2010.  Mr. Nechama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any Ordinary Shares beneficially owned by Nechama Investments, which constitute (together with his warrants) 38.7% of the outstanding Ordinary Shares in the aggregate (assuming the exercise of all warrants held by Mr. Nechama).

By virtue of the 2008 Shareholders Agreement, the Kanir Reporting Persons and the Nechama Reporting Persons may be deemed to be members of a group that holds shared voting power with respect to 71,449,675 Ordinary Shares, which constitutes approximately 71.8% of the outstanding Ordinary Shares, and holds shared dispositive power with respect to 49,849,858 Ordinary Shares (the so-called “Restricted Shares” under the 2008 Shareholders Agreement), which constitute 50.1% of the outstanding Ordinary Shares.  Accordingly, Mr. Nechama may be deemed to beneficially own approximately 73.4% of the Outstanding Shares.  Each of the Kanir Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Nechama Reporting Persons, and each of the Nechama Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Kanir Reporting Persons.

Messrs. Joseph Mor and Ishay Mor currently beneficially own 1,750,000 Ordinary Shares held by a company jointly owned by them and warrants to purchase 846,906 Ordinary Shares held by Bonstar, which together constitute approximately 2.6% of the outstanding Ordinary Shares (assuming the exercise of such warrants). Bonstar is also a limited partner of Kanir LP and assisted Kanir LP in the financing of the purchase of some of its Ordinary Shares.  Accordingly, Bonstar may be deemed to be a member of a group with Kanir LP, although there are no agreements between them with respect to the Ordinary Shares beneficially owned by each of them.  The Bonstar Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by any of other Reporting Persons, and such Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Bonstar Reporting Persons.

(c)           Except as described in this Amendment, no transactions in the Ordinary Shares were effected by the Reporting Persons during the 60 days prior to the date of this Amendment.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2010

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By: KANIR INVESTMENTS LTD., its General Partner

By:    /s/  Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/  Ran Fridrich
Name: Ran Fridrich
Title: Director

KANIR INVESTMENTS LTD.

By: /s/  Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/  Ran Fridrich
Name: Ran Fridrich
Title: Director

/s/ Menahem Raphael
Menahem Raphael

/s/  Ran Fridrich
Ran Fridrich

S. NECHAMA INVESTMENTS (2008) LTD.

By: /s/  Shlomo Nechama
Name: Shlomo Nechama
Title: Director

/s/ Shlomo Nechama___________________
Shlomo Nechama

[Signature Page to Schedule 13D/A (Amendment No.7) of Ellomay Capital Ltd.]

BONSTAR INVESTMENTS LTD.

By: /s/  Joseph Mor
Name: Joseph Mor
Title: Director

/s/ Joseph Mor_________________________
Joseph Mor

/s/ Ishay Mor_________________________
Ishay Mor

[Signature Page to Schedule 13D/A (Amendment No.7) of Ellomay Capital Ltd.]